18 December 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re :   Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 15 December 2006, Re: Lion Industries Corporation Berhad ("LICB") - Debt and Corporate Restructuring Exercise of LICB Group - Proposed variation to: 1.1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 1.2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay -   The Bank of New York
                         ADR Department
                         101 Barclay St., 22nd Floor
                         New York
                         NY 10286



Form Version 2.0
General Announcement
Ownership transfer to LION INDUSTRIES CORPORATION on 15/12/2006 05:28:05 PM
Reference No LI-061215-40154

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Yasmin Weili Tan Abdullah**
* Designation	:	**Secretary**

* Type   : ● Announcement ○ Reply to query

* Subject :
LION INDUSTRIES CORPORATION BERHAD ("LICB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF LICB GROUP ("LICB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.1 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS").

* <u>**Contents :-**</u>

Reference is made to the announcement by LICB on 20 November 2006 regarding the issuance of notices of meetings dated 20 November 2006 to the holders of the Bonds ("Bondholders") and holder of the SPV Debts ("SPV Debt Holders") to seek, amongst others, the approval of the relevant Bondholders and SPV Debt Holders to vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2006 ("Proposed Variation").

The Board of Directors of LICB wishes to announce that at the meeting of the Bondholders and SPV Debt Holders held earlier today, the resolution tabled thereat in relation to the Proposed Variation was duly passed.

For further details on the Proposed Variation, shareholders and potential investors are advised to refer to LICB's announcement on 20 November 2006.

<u>**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**</u>

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

15 DEC 2006